EXHIBIT 99.1

Pengrowth Provides First Quarter Operational Update and Announces Participation at the CAPP Scotiabank Investment Symposium

CALGARY, Alberta, April 05, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (NYSE:PGH) is pleased to provide an update on our operational progress during the first quarter of 2018 in accordance with our business plan.

“I am excited by the execution and progress that our teams have achieved thus far, in my early tenure at Pengrowth”, said Pete Sametz, President and Chief Executive Officer of Pengrowth. “Through the successful delivery of our development program, which is centered on operational excellence and efficient capital allocation, we expect to achieve double-digit production growth in 2018 and longer-term, efficient production and reserves growth from our two 100 percent owned and operated assets at Lindbergh and Groundbirch.”

At our Lindbergh thermal oil project, production volumes from the ramp up of the new well pairs drilled in late 2017 resulted in total production surpassing 16,000 barrels (bbl) per day in early April, representing an increase of approximately 11 percent from the start of the year. As part of our 2018 optimization strategy for Lindbergh, the Company plans on drilling eight infill wells in the second quarter of 2018 and these wells are expected to be brought on stream in the fourth quarter of 2018, increasing Lindbergh production to approximately 18,000 bbl per day by the end of the year.

As of April 1, 2018, volumes from Groundbirch commenced flow on the Nova Gas Transmission Limited (NGTL) system, after successfully completing the compression project which allows us to shift transportation of natural gas production at Groundbirch away from Station Two and onto the NGTL system. During the first quarter we completed and tied-in three of the four wells that were drilled in late 2017, with the additional production volumes coming on stream concurrent with the new NGTL capacity. The remaining well is expected to be completed and tied-in early in the third quarter of 2018. As a result of these activities, total production at Groundbirch increased from approximately nine million cubic feet (MMcf) per day at the start of the year to over 28 MMcf per day as of April 5, 2018, representing an increase of over 200 percent with one well remaining to be tied-in. The gas production from Groundbirch is a physical hedge for our gas requirements needed to make steam at Lindbergh, where we expect to utilize approximately 87 percent of the natural gas produced from Groundbirch.

Our 2018 capital expenditure budget of $65 million remains unchanged and is focused on adding production volumes from Lindbergh and Groundbirch. The 2018 budget is expected to generate average annual production of 22,500 to 23,500 barrels of oil equivalent (boe) per day, with an estimated 2018 exit rate of approximately 24,000 boe per day, representing double-digit production growth for 2018.

Conference Participation

Pengrowth is also pleased to announce that it will be attending the CAPP Scotiabank Investment Symposium in Toronto, Ontario on April 10 and 11, 2018.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Pete Sametz
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to expected growth in Lindbergh production to 18,000 bbl per day by the end of 2018; anticipated $65 million of capital expenditures in 2018 and the focus thereof on adding production volumes at Lindbergh and Groundbirch; expected average daily production in 2018 and exit production of 24,000 bbl/d; continued optimization activities at Lindbergh including the drilling of eight additional infill wells and expectation of new infill wells to be on stream by the fourth quarter of 2018. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2018.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.